Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 15 DATED JANUARY 8, 2015
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014 and Supplement No. 11 dated November 21, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 12 dated December 5, 2014, Supplement No. 13 dated December 15, 2014, and Supplement No. 14 dated December 22, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of December 2014;
(3)	information regarding the share redemption limit; and
(4)	recent real property investments.
OPERATING INFORMAITON
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of December 2014, we accepted investors’ subscriptions for, and issued, a total of 50,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $849,000, consisting of 36,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $622,000, and 14,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $227,000. As of December 31, 2014, we had accepted investors’ subscriptions for, and issued, approximately 8.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $137.2 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of December 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
December 1, 2014	$17.32	$17.27	$17.36
December 2, 2014	$17.32	$17.27	$17.36
December 3, 2014	$17.34	$17.28	$17.38
December 4, 2014	$17.34	$17.28	$17.38
December 5, 2014	$17.46	$17.41	$17.50
December 8, 2014	$17.46	$17.41	$17.50
December 9, 2014	$17.48	$17.43	$17.52
December 10, 2014	$17.48	$17.43	$17.52
December 11, 2014	$17.48	$17.43	$17.52
December 12, 2014	$17.48	$17.43	$17.52
December 15, 2014	$17.48	$17.43	$17.52
December 16, 2014	$17.50	$17.45	$17.54
December 17, 2014	$17.50	$17.45	$17.54
December 18, 2014	$17.51	$17.45	$17.55
December 19, 2014	$17.51	$17.45	$17.55
December 22, 2014	$17.51	$17.45	$17.55
December 23, 2014	$17.51	$17.45	$17.55
December 24, 2014	$17.51	$17.45	$17.55
December 26, 2014	$17.51	$17.45	$17.55
December 29, 2014	$17.51	$17.45	$17.55
December 30, 2014	$17.51	$17.45	$17.55
December 31, 2014	$17.51	$17.45	$17.55
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 93 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of December 31, 2014, our NAV was $125,442,689. As of January 1, 2015, the redemption limit for the quarter ending March 31, 2015 has not been reduced below 10% of our NAV as of December 31, 2014.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 84 of the prospectus.

As of December 31, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 75 properties located in 26 states, consisting of approximately 1.8 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and debt borrowings. We did not acquire any properties between December 1, 2014 and December 31, 2014.

INAV-SUP-15D